April 9, 2014

Mr. Ethan Horowitz

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Goodrich Petroleum Corporation
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed February 21, 2014
File No. 001-12719

Ladies and Gentlemen:

Goodrich Petroleum Corporation (the “Company”, “we” or “our”), acknowledges receipt of the letter dated March 27, 2014, containing comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2013, File No. 001-12719, filed with the Commission on February 21, 2014 (the “Comment Letter”). The Comment Letter requests that we respond to the Staff’s comments within 10 business days or to tell the Staff by that time when we will provide the Staff with our responses. We respectfully request an extension of time to respond to the Comment Letter so that we can devote appropriate time and resources to consider the Staff’s comments and to complete our responses. We expect to provide our responses to the Comment Letter no later than April 24, 2014.

If you have any questions regarding the foregoing response, please contact the undersigned at (832) 399-3173.

Very truly yours,

GOODRICH PETROLEUM CORPORATION

Enclosures

cc:	Matthew R. Pacey

Vinson & Elkins L.L.P.